Exhibit 99

Press release

NEW APPROACH TO CANCER SCREENING TARGETS THREE DEADLIEST CANCERS

New data published on early detection of colorectal, lung and breast cancers

TORONTO (April 24, 2003) - A new test for early-stage cancer detection is showing significant promise as a future screening option for the three most deadly cancers in North America, according to new clinical data published this week. Developed by predictive medicine company IMI International Medical Innovations Inc., the new tests target lung, colorectal and breast cancers in the early stages of disease when they are more often curable.

The latest clinical data on the three tests are published in the Proceedings of the 94th Annual Meeting of the American Association for Cancer Research. The three tests, ColorectAlert(TM) for colorectal cancer, LungAlert(TM) for lung cancer and a newly added test for breast cancer, all detect a common cancer marker (N-acetyl-D galactosamine) in a sample of mucus taken from the respective parts of the body. The tests are designed to be simple, low-cost procedures in which a mucus sample from the patient is applied to a card and treated with a series of chemicals that cause a color-change reaction. The color change is measured by a spectrophotometer, producing a quantified test result. The tests require no preparation by the patient and samples can be collected at a lab or as part of a routine doctor visit.

Colorectal cancer

The test for colorectal cancer, ColorectAlert(TM), detected 54 per cent of early-stage cancers in a study of 1,787 subjects at St. Michael's Hospital in Toronto. ColorectAlert detects the cancer marker in a sample of rectal mucus, obtained by a simple digital rectal exam. Patients who had a positive ColorectAlert test were 3.5 times more likely to have cancer than patients who had a negative test result.

"The simplicity of this test is its greatest benefit," said Dr. Norman Marcon, gastroenterologist at St. Michael's Hospital in Toronto and the study's principal investigator. "We know that compliance with existing tests is a problem. People often don't do the tests because they're unpleasant and patients have to take the sample themselves. ColorectAlert is done easily at the doctor's office with no preparation, so we believe it could lead to a significant improvement in compliance and therefore in detection rates."

According to data from the U.S. National Cancer Institute, there were 148,000 cases of colorectal cancer in 2002 resulting in 56,000 deaths. Colorectal cancer is one of the most common cancers for both men and women, and accounts for the second-most deaths among all cancers.

Lung cancer

LungAlert(TM), the test for lung cancer, detected 57 per cent of early-stage cancers and had an overall sensitivity of 65 per cent and specificity of 94 per cent. The LungAlert data is based on an interim analysis of 45 patients from an ongoing 500-patient study at McMaster University in Hamilton, Ontario. The study is designed to target smokers, who account for the vast majority of lung cancers.

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"Eighty-five per cent of lung cancers occur in current or former smokers," said
Dr. John Miller, Head of Thoracic Surgery at McMaster University and co-lead investigator. "Because no other options currently exist to screen for early-stage lung cancer, we are very encouraged by the results we have seen in this and earlier studies with LungAlert."

Lung cancer is the leading cancer killer and is fatal in more than 80 per cent of cases, often because it is detected too late. In 2002 there were 169,000 cases of lung cancer in the U.S. resulting in 155,000 deaths.

Breast cancer

The test for breast cancer, examined in a pilot study at The University of Texas
M. D. Anderson Cancer Center in Houston, showed a correlation between the target marker and early-stage breast cancer. In the pilot study, 32 samples of breast nipple aspirate fluid were analyzed from 16 women with early-stage breast cancer
- one sample each from the cancerous and non-cancerous breast. The test results produced a statistically significant differentiation between cancerous and non-cancerous samples, supporting further development of the test for early-detection of breast cancer.

"Most breast cancers originate in the breast ducts, which is where nipple aspirate fluid comes from, so it is a logical sample to target." said Dr. Anees Chagpar, Breast Surgical Oncology Fellow at M. D. Anderson. "The early results we have seen are promising in part because all of the subjects in the study had early-stage cancer, and there is reason to continue to evaluate the technology for use in early detection."

Breast cancer is the most common cancer among women, with over 205,000 new cases last year. Despite affecting women nearly exclusively, breast cancer is the third most common cause of cancer death, resulting in 40,000 deaths in the U.S. in 2002, according to the National Cancer Institute.

Continued commitment

"Our marker continues to show promise as an early detector for three major cancers and we are driving forward with our product development and clinical program," said Dr. Brent Norton, IMI President and CEO. "Our goal is to offer a suite of cancer tests that save lives by detecting the most common cancers at the early stages when they are often curable."

About IMI

IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other public filings.

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For more information contact:
Andrew Weir, Director, Communications
(416) 222-3449 x27
aweir@imimedical.com

Richard Land, Karin Oloffson
Jaffoni & Collins Incorporated
(212) 835-8500 or imi@jcir.com


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